MANUALLY SIGNED COPY

02043028

RECD S.E.C.
JUL 16 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2002

Commission File Number 1-11412

PROCESSED
JUL 22 2002
THOMSON FINANCIAL

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

Brilliance China Automotive Holdings Limited (the "Registrant") is furnishing under the cover of Form 6-K an announcement in both English and Chinese regarding the Registrant's receipt of approval from the Chinese Government with respect to its subsidiary's joint venture with BMW.

WEBER SHANDWICK
WORLDWIDE

FOR IMMEDIATE RELEASE

For further information contact:

Xiaoan Wu
Brilliance China Automotive
Holdings Limited
(852) 2523 7227

Mike Wong
Weber Shandwick Hong Kong
(852) 2533 9922

Brilliance China Automotive Announces
Joint Venture to Produce and Sell BMW Automobiles in China Approved;
Production Commences in Second Half of 2003

(Hong Kong, 12 July 2002) Brilliance China Automotive Holdings Limited (the "Company")(SEHK: 1114; NYSE: CBA) announced that Shenyang JinBei Automotive Industry Holdings Company Limited, its majority-owned indirect subsidiary, today received notice from the Chinese Government that this subsidiary's project proposal for the establishment of a joint venture with BMW for the production and sale of BMW AG products in China has been approved.

The proposed joint venture, which will be located in the city of Shenyang, Liaoning Province, will utilize the existing production facilities of Shenyang Jinbei Passenger Vehicle Manufacturing Company Limited, a 51% subsidiary the Company, is expected to have an annual production capacity of 30,000 vehicles per annum. The joint venture partners currently plan to produce the latest BMW "3" and "5" series models in China, production is scheduled to begin in the second half of 2003.

The Company believes that this joint venture with BMW offers great potential for both joint venture partners since the sedans that will be produced represent one of the fastest growing product segments in the Chinese automobile market.

- end -

新聞稿

華晨中國汽車控股有限公司宣佈
獲中國政府批准生產及銷售寶馬汽車
於 2003 年下半年投入生產

(2002 年 7 月 12 日，香港訊)華晨中國汽車控股有限公司(「該公司」)(香港聯交所股票代號：1114; 紐約證券交易所股票代號:CBA)今天欣然宣佈獲中國政府正式通知，其控股子公司瀋陽金杯汽車工業控股有限公司與寶馬車廠成立合資經營項目建議書，已獲得中國政府批准。

該合資經營項目將位於遼寧省瀋陽市，使用該公司擁有百分之五十一股權的瀋陽金杯客車製造有限公司現有的生產設備，預料每年產量可達三萬輛。現時雙方計劃在中國生產寶馬最新的「三系」及「五系」型號轎車，並於二零零三年下半年正式投入生產。

由於中國高檔轎車市場發展迅速，因此該公司相信與寶馬車廠的合資經營項目將對雙方合作夥伴擁有無限潛力。

-完-

詳情垂詢:

華晨中國 - 吳小安 2523 7227
宣偉公關 - 黃明偉 2533 9922

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED

Xiaoan Wu

Wu Xiao An
Chairman

Date: **July 15, 2002**